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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 52908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31,2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Park Avenue, 5th Floor
(No. and Street)

New York, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Grossman (212) 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd, (Address) Woodbury (City) NY (State) 11797 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/19/2010

OATH OR AFFIRMATION

I, GLENN GROSSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DINOSAUR SECURITIES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Managing Member and CEO

Title

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPS Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holding, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

Woodbury, New York
February 23, 2010

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

Associated worldwide with JHI


DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 10,796
Receivables from clearing firms	1,292,131
Securities owned, at fair value	1,950
Loan receivable - Dinosaur Group Holdings, LLC	236,128
Property and equipment - net	84,577
Other assets	19,690
Total assets	$1,645,272

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions payable	$ 288,350
Accounts payable and accrued expenses	412,148
Total liabilities	700,498
Commitments and contingency (see notes)	
Member's equity	944,774
Total liabilities and member's equity	$1,645,272

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commission income	$8,889,072
Corporate finance fees	88,151
Net firm trading gains	5,730
Interest and other income	4,945
	8,987,898
Expenses	
Compensation and benefits	7,627,609
Clearing, execution and floor brokerage	353,652
Market data services	853,614
Communications and occupancy	178,952
Other operating expenses	435,403
	9,449,230
Net loss	$ (461,332)

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Members' Equity
BALANCE, January 1, 2009	$976,106
Capital contributions	430,000
Net loss for the year	(461,332)
BALANCE, December 31, 2009	$ 944,774

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$(461,332)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,175
(Increase) decrease in operating assets:	
Receivable from clearing firms	776,344
Securities owned, at fair value	(1,950)
Loan receivable - Dinosaur Group Holdings, LLC	37,093
Other assets	(6,582)
(Decrease) in operating liabilities:	
Commissions payable	(696,355)
Accounts payable and accrued expenses	(8,675)
Total adjustments	101,050
Net cash used in operating activities	(360,282)
Cash flows from investing activities	
Purchase of property and equipment	(3,288)
Cash flows from financing activities	
Capital contributions	430,000
Payments of bank loan payable	(60,306)
Net cash provided by financing activities	369,694
Net increase in cash	6,124
Cash at January 1, 2009	4,672
Cash at December 31, 2009	$ 10,796
Supplemental information:	
Cash paid during the year for:	
Interest	$ 508

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York, with a satellite office in Miami, Florida. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission. Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On May 15, 2007, the managing member contributed his ownership in the Company to Dinosaur Group Holdings, LLC ("DGH", or the "Parent"), a newly formed limited liability company organized in New York, in exchange for a 100% membership interest. The managing member, in turn, distributed membership profits interests representing a combined interest of approximately 25% in the Parent, to various individuals, most of whom are employed by the Company.

DGH owns a 100% interest in the following related entities: Dinosaur Capital Management LLC, Dinosaur Global Holdings Limited ("DGH Limited") and the Company. DGH Limited is a Bermuda corporation which owns 100% of Dinosaur Securities (UK) Limited ("UK"), a London-based securities broker registered with the Financial Services Authority, and 90% of Dinosaur GmbH ("GmbH"), a Swiss company that serves as a marketing and representative office in Switzerland and Turkey on behalf of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax (UBT) on taxable income. At December 31, 2009, the Company had a UBT tax prepayment of $3,048.

New Accounting Developments

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have a material effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2006.

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 23, 2010, the date the financial statements were available to be issued.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2009, the balance due from clearing firms consisted of commissions receivable in the amount of $925,340 and cash balances in the amount of $366,791.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with prior 90 days notice by either party.

NOTE 4 - SECURITIES OWNED, AT FAIR VALUE

Marketable securities consist of corporate stocks at quoted fair value in active public-traded market (Level 1 securities).

NOTE 5- PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$ 85,298	Term of lease
Furniture and fixtures	19,995	7 years
	105,293	
Less: Accumulated depreciation and amortization	20,716	
	$ 84,577	

Depreciation and amortization expense was $1,175 for the year.

NOTE 6 - LINE OF CREDIT

In June 2007, the Company entered into a $150,000 revolving line of credit agreement with Signature Bank. The agreement is renewable annually for up to three years, and is secured by substantially all assets of the Company and is personally guaranteed by the managing member. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (3.25% at December 31, 2009). There was no balance due at December 31, 2009.

NOTE 7 - MEMBER'S EQUITY

The Company's Parent has issued 12,000,000 membership units in connection with the reorganization described in Note 1. During 2007, the managing member distributed approximately 3,000,000 units to employees and affiliates of the Company. The units represent profits interests in the Parent, rather than capital interests, which are owned by the managing member and fully vested. Partnership interests are nontransferable and subject to forfeiture if the member leaves within a five-year vesting period.

During 2009, the member contributed capital in the amount of $430,000.

NOTE 8 - COMMITMENT AND CONTINGENCY

The Company leases office space and office equipment under leases expiring at various dates through 2012. Total office and equipment lease expense was $562,777 for the year.

Future minimum equipment lease payments as of December 31, 2009 are:

Year ending December 31,	
2010	$319,690
2011	101,600
2012	28,825
Total	$450,115

Legal matter

In December 2008, another broker-dealer commenced an arbitration against the Company seeking approximately $77,000 in damages purportedly on the basis of a broken trade. Counsel does not believe that the Company is liable for the claim, and moreover, the Company has named third-party defendants.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 - RELATED-PARTY TRANSACTIONS

At December 31, 2009, the Company was due $236,128 from Dinosaur Group Holdings, LLC. The loan is noninterest bearing and due on demand.

During 2008, the New York City office lease was assigned to Dinosaur Group Holdings, LLC, which became the tenant of record. During 2009, the Company paid rent expense totaling $174,000 to Dinosaur Group Holdings, LLC.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require that the ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and net capital requirements of $604,086 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) and CFTC Regulation 1.16

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holding, LLC)

In planning and performing our audit of the financial statements of Dinosaur Securities, L. L. C. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding

and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both, in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be, and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 23, 2010

SUPPLEMENTARY SCHEDULE

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital

Member's equity	$944,774
Nonallowable assets:	
Property and equipment - net	84,577
Loan receivable - Dinosaur Group Holdings, LLC	236,128
Other assets	19,690
	340,395
Net capital before haircuts on security positions	604,379
Haircuts on corporate stock	293
Net capital	604,086
Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $700,498	100,000
Excess net capital	$504,086
Ratio of aggregate indebtedness to net capital	1.16 to 1
Schedule of aggregate indebtedness:	
Commissions payable	$288,350
Accounts payable and accrued expenses	412,148
Total aggregate indebtedness	$700,498

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$606,954
Increase in nonallowable assets	(2,868)
Net capital per above	$604,086

OTHER REPORT

DINOSAUR SECURITIES, L. L. C.

SIPC-7T PROCEDURES

2009

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of Dinosaur Securities, LLC
404 Park Avenue South - 5th Floor
New York, NY 10016

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Dinosaur Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dinosaur Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Dinosaur Securities, LLC's management is responsible for the Dinosaur Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries indicated by your general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Marks Paneth & Shron LLP

Woodbury, New York
February 23, 2010

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

DINOSAUR SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS-[TRANSITIONAL ASSESSMENT RECONCILIATION] PURSUANT TO RULE 17a-5(e)(4)

December 31, 2009

TOTAL REVENUE		$ 6,838,584
ADDITIONS		-
DEDUCTIONS:		
Revenue from commodity transactions		81,416
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		265,804
Net gain from securities in investment accounts		5,730
Other revenue not related either directly or indirectly to the securities business		94,485
The greater of the following:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ 366	
40% of interest earned on customer securities accounts	-	366
TOTAL DEDUCTIONS		447,801
SIPC NET OPERATING REVENUES		$ 6,390,783
GENERAL ASSESSMENT @ .0025		$ 15,977
LESS PAYMENT MADE WITH SIPC-4		(8,737)
ASSESSMENT BALANCE DUE AND PAYABLE WITH FORM SIPC-7T		$ 7,240

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2009

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS